UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD Specialized Disclosure Report

COHERENT, INC. (Exact name of registrant as specified in its charter)

Delaware	001-33962	94-1622541
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5100 Patrick Henry Drive, Santa Clara, CA	95054
(Address of principal executive offices)	(Zip code)

Bret M. DiMarco (408) 764-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report of Coherent, Inc. (“Coherent”), filed as Exhibit 1.01 hereto, are publicly available at investors.coherent.com/sec-filings.

Any websites referenced in this Form SD and the information accessible through them are not incorporated in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COHERENT, INC.
(Registrant)

By:	/s/ Bret M. DiMarco	May 31, 2022
	Bret M. DiMarco	(Date)
Executive Vice President, Chief Legal Officer and Corporate Secretary